WORKING CAPITAL CORPORATION PO Box 1164, Stn. M Calgary, Alberta T0K 0M0 Tel: 403-262-2803 Fax: 866-256-9719 admin@workingcapitalcorp.com www.workingcapitalcorp.com

Exhibit 99.3

April 22, 2010

The Board of Directors
AMERICAN EXPLORATION CORP.
407 Second Street SW, Suite 700
Calgary, Alberta T2P 2Y3

To the Board of Directors:

RE: Fairness Opinion

Introduction

Working Capital Corporation ("WCC") understands that American Exploration Corp. ("AEC" or "American Exploration"), a Nevada corporation, and Mainland Resources Inc. ("Mainland" or "MRI"), a Nevada corporation, have entered into Merger Agreement and Plan of Merger (the "Agreement"), dated on or about March 23, 2010, pursuant to which AEC will merge with and into Mainland with Mainland remaining as the surviving entity (the "Merger"). Pursuant to the Agreement, subject to the exceptions and limitations set forth in Section 2.4 thereof, at the Effective Time (as defined in the Agreement), the outstanding shares of common stock of AEC ("AEC Common Stock") shall, by virtue of the Merger, be converted into the right to receive, at the election of the holders thereof, shares of the common stock of Mainland ("Mainland Common Stock") on the basis of one (1) share of Mainland Common Stock for each four (4) shares of AEC Common Stock (the "Exchange Ratio").

In connection with the Merger and the Agreement, AEC has requested WCC's opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of AEC Common Stock.

Engagement of Working Capital Corporation

The Board of Directors of AEC (the "Board") has retained WCC pursuant to an engagement agreement (the "Engagement Agreement") dated March 18, 2010, to provide an opinion (the "Opinion") as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of AEC Common Stock.

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The Opinion is being provided to the Board under the terms of the Engagement Agreement. WCC was not engaged to make (and has not made) an independent formal valuation or appraisal of AEC or of its assets or liabilities, and it has not been furnished with any such valuation or appraisal. The Opinion should not be construed as a formal valuation or appraisal. WCC was similarly not engaged to review any legal or accounting aspects of the Agreement. In addition, WCC has not assumed any obligation to conduct, nor has WCC conducted, any physical inspection of the properties or facilities of AEC.

In preparing the Opinion, WCC considered the fairness of the Exchange Ratio from the perspective of holders of AEC Common Stock generally, and did not consider the specific circumstances, particularly with respect to the income tax consequences of the Agreement, of any particular holder.

The Engagement Agreement provides for WCC to receive a fee upon completion of the Opinion, as well as reimbursement of all reasonable out-of-pocket expenses. WCC's compensation is not contingent upon the consummation of the Merger.

Additionally, AEC has agreed to indemnify WCC from and against certain liabilities arising out of the performance of professional services rendered by WCC and its personnel under the Engagement Agreement.

The Opinion is intended solely for the use of and reliance by, the Board, and may not be published, reproduced, disseminated, quoted from or referred to without WCC's prior written permission.

Qualifications of Working Capital Corporation

WCC is an independent Canadian corporate finance firm, providing a wide range of financial and advisory services including valuations, fairness opinions, investment research, corporate finance, and mergers and acquisitions. WCC and its associates have participated in a significant number of transactions involving public and private companies and have extensive experience in preparing valuations and fairness opinions.

WCC, as part of its corporate finance business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate, tax, and other purposes.

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Independence of Working Capital Corporation

Neither WCC, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of AEC, MRI, or any of their respective associates or affiliates (collectively, the "Interested Parties"). WCC, nor any of its associates or affiliates, is an advisor to any of the Interested Parties with respect to the Agreement.

WCC has not, in the 24 month period preceding the date on which WCC was first contacted in respect of the Opinion, been engaged to provide financial advisory services of AEC, MRI, or any other Interested Party.

The fee payable to WCC for preparing the Opinion is not dependent on any arrangement or understanding which gives WCC a financial incentive in respect of the conclusions reached in the Opinion.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between WCC and AEC, MRI, or any other Interested Party with respect to any future business dealings. WCC may, in the future, in the ordinary course of its business, perform financial advisory or corporate finance services for, AEC, MRI, or any other Interested Party.

Scope of Review

In preparing this Opinion, WCC has, among other things, reviewed and where appropriate, relied upon (without attempting to verify independently the completeness or accuracy of) certain financial and operation information relating certain reports and information prepared by independent consultants and other publicly available information.

The following, among other things, sets forth the principal documents and key information WCC reviewed, considered, and where considered appropriate, relied upon. During the course of this engagement and for the purposes of the Opinion set forth herein, WCC has:

a)   reviewed the Agreement and all attachments thereto;

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b)   reviewed certain historical publicly available business and financial information concerning AEC and Mainland;

c)   reviewed certain internal financial statements and other financial and operating data concerning AEC and Mainland;

d)   held discussions with members of the senior management of AEC and Mainland for the purpose of reviewing the future prospects of AEC and Mainland, including exploration plans related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the "Synergies") expected to be achieved as a result of the Merger;

e)   reviewed historical market prices and trading volumes of AEC and Mainland Common Stock;

f)   reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving oil & gas companies that WCC considered relevant;

g)   reviewed corporate presentations on AEC and Mainland;

h)   reviewed technical reports and well log data on gas projects held by AEC and Mainland;

i)   reviewed publicly available information on financial partners of AEC and Mainland;

j)   reviewed press releases of AEC and Mainland; and,

k)   performed such other analyses and considered such other factors as WCC has deemed appropriate.

WCC also took into account the assessment of general economic, market and financial conditions and WCC's experience in other transactions as well as WCC's knowledge of the oil & companies, and WCC's general experience in securities valuations.

WCC has not, to the best of its knowledge, been denied access by AEC to any information requested by WCC.

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Assumptions and Limitations

With the Board's acknowledgement and agreement as provided for in the Engagement Agreement, WCC has relied upon the accuracy and completeness of all data and other information obtained by it from public sources or provided to it by AEC, and its personnel, advisors, or otherwise, including the certificate identified below and above (collectively, the "Information"). The Opinion is conditional upon such accuracy and completeness. Subject to the exercise of professional judgment and except as expressly described herein, WCC has not attempted to verify independently the accuracy or completeness of any of the Information.

In rendering this opinion, WCC has assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by AEC and Mainland and in the discussions with the managements of AEC and Mainland. In that regard, WCC has assumed that the financial forecasts, including, without limitation, the Synergies have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of AEC and Mainland and that such forecasts will be realized in the amounts and at the times contemplated thereby. WCC was not retained to and did not conduct a physical inspection of any of the properties or facilities of AEC, Mainland or their respective subsidiaries.

With respect to the forecasts, projections or estimates provided to WCC and used in its analyses, WCC notes that projecting future results is inherently subject to uncertainty. WCC has assumed, however, that such forecasts, projections and estimates were prepared using the assumptions identified therein, which, in the opinion of AEC, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

The President and Chief Executive Officer of AEC have represented to WCC in a certificate dated as of April 22, 2010 among other things, that:

(i)     AEC has no information or knowledge of any facts public or otherwise not specifically provided to WCC relating to AEC which would reasonably be expected to affect materially the Opinion;

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(ii)    the information and data provided to WCC by or on behalf of AEC in respect of AEC and its subsidiaries and affiliates in connection with the Opinion is or, in the case of historical information and data, was, at the date as of which it was prepared, true and accurate in all material respects and no additional material, data or information is required to make the information and data provided to WCC not misleading in the light of circumstances in which it was prepared;

(iii)   there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to WCC;

(iv)    any portions of the information and data provided to WCC which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the opinion of AEC are (or were at the time of preparation and continue to be reasonable in the circumstances;

(v)     there have been no valuations or appraisals of AEC or any of its subsidiaries or material affiliates made in the preceding 24 months; and,

(vi)    there have been no offers for or transactions involving any material property of AEC or any of its subsidiaries or affiliates during the preceding 24 months which have not been disclosed to WCC.

In preparing the Opinion, WCC has made several assumptions, including that all conditions precedent to the completion of the Merger can be satisfied in due course, all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification, the procedures being followed to implement the Agreement and Merger are valid and effective. In its analysis in connection with the preparation of the Opinion, WCC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of WCC, AEC, and Mainland.

WCC has assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. WCC has further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. WCC has assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to AEC, Mainland and their subsidiaries. In rendering this opinion, WCC has assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and WCC has further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Mainland or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. WCC has also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of Mainland or any of the surviving corporations after the Merger.

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WCC's opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. WCC has not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in the engagement letter.

The Opinion has been provided for the use of, and reliance by, the Board and is not intended to be, and does not constitute, a recommendation that any holder of AEC Common Shares. WCC is not expressing any opinion herein as to the prices at which Mainland Common Stock issued in the Merger may trade, nor does WCC's opinion constitute a recommendation to any holder of AEC Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of the AEC Common Stock.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. WCC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Board should read this Opinion in its entirety.

The Opinion is rendered as of the date hereof, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of AEC and its affiliates as they were reflected in the Information provided to WCC. Any changes therein may affect the Opinion and, although WCC reserves the right to change or withdraw the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Opinion after the date hereof.

This letter is solely for the information of the Board of Directors of AEC and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with WCC's prior written consent which shall not be unreasonably withheld; provided, however, that WCC hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of AEC Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

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Fairness Opinion

The Opinion may only be used or relied upon by the Board in connection with their review and consideration of the Agreement and their recommendation to the shareholders of AEC and may not be used or relied upon by any other person without the express prior written consent of WCC. The Opinion does not address the merits of the underlying decision of the Interested Parties to enter into the Merger Agreement and does not constitute a recommendation to any holder of AEC Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of the AEC Common Stock. The Opinion is given as of the date hereof and WCC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting out Opinion that may come or be brought to WCC's attention after the date hereof. In the event that there is any change in fact or matter impacting the Opinion after the date hereof, WCC reserves the right to change, modify or withdraw the Opinion.

Subject to the foregoing and based on WCC's experience, activities, and assumptions as described above, and other factors WCC has deemed relevant, WCC is of the opinion as of the date hereof that the Merger Consideration to be paid to the holders of the AEC Common Stock pursuant to the Agreement is fair, from a financial point of view.

In assessing fairness, from a financial point of view, WCC considered, among other things:

(i)     the financial position of AEC and Mainland as at the date of the most recently released financial statements;

(ii)    recent financings completed by American Exploration

(iii)   the impact of the announcement of the Merger on the trading price and liquidity of the AEC Common Stock. The volume weighted opening price ("VWOP") of the AEC Common Stock for the 10-days preceding March 31, 2010 increased 12.7% over the VWOP for the 10-days preceding the date of the announcement of the Merger;

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(iv)    based on the recent trading price of the Mainland Common Stock, the Exchange Ratio represents a premium of 13% over the 10-day VWOP preceding March 31, 2010 and a 21% premium over the 30-day VWOP;

(v)     based on the recent trading price of the Mainland Common Stock, the Exchange Ratio represents a premium of 18% over the 10-day VWOP and the 30-day VWOP preceding the announcement of the Merger;

(vi)    average trading volumes of AEC Common Stock increased post-Merger announcement;

(vii)   American Exploration will now have access to the technical team from Mainland including advisor and consultant Jack Cox who was responsible for putting the Mississippi project together and presented it to Mike Newport president of Mainland;

(viii)  Mainland's sale of certain gas assets in Louisiana provides the post-Merger company with sufficient funds to implement its drilling plans over the next 12 months without an immediate need for a further financing or to incur more debt;

(ix)    the difficulties experienced by American Exploration in raising significant funds for corporate development;

(x)     holders of AEC Common Stock will be able to participate in the properties held by Mainland which may offer shorter-term cash flow given their stage of development and existing reserve reports;

(i)     post-Merger Mainland's asset base increases, which may have a positive effect on the ability to secure financing in the future and / or graduate to a more senior stock exchange.

Sincerely,

"Working Capital Corporation"

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